EXHIBIT 21.1

SUBSIDIARIES OF SAFEGUARD SCIENTIFICS, INC.

Exclusive of immaterial subsidiaries and companies in which the Registrant holds a minority interest, as of February 28, 2020, the Registrant had the following subsidiaries:

NAME	PLACE OF INCORPORATION
Bonfield VII, Ltd.	British Virgin Islands
Novitas Capital II Management, L.P.	Pennsylvania
Safeguard Capital Management, Inc.	Delaware
Safeguard Delaware, Inc.	Delaware
Safeguard Delaware II, Inc.	Delaware
Safeguard Fund Management, Inc.	Delaware
Safeguard PM SPV, Inc.	Delaware
Safeguard Scientifics (Delaware), Inc.	Delaware
Safeguard Technologies, Inc.	Delaware
SFE Properties, Inc.	Delaware
SSI Management Company, Inc.	Delaware
SSI Partnership Holdings (Pennsylvania), Inc.	Pennsylvania